Exhibit 99.1

NEWS RELEASE

     FOR IMMEDIATE RELEASE

TransAlta and EPCOR sign development agreement for Alberta power project

CALGARY AND EDMONTON, Alberta (March 14, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) and EPCOR Utilities Inc. today announced that they have signed a development agreement to jointly pursue TransAlta’s Keephills 3 power project.  Keephills 3, formerly known as Centennial, is a proposed 450 megawatt (MW) unit adjacent to TransAlta’s existing Keephills facility, approximately 70 kilometres west of Edmonton, Alberta.

“Development of the Keephills 3 plant is key to ensuring Alberta’s future power needs are met with reliable and cost-effective power,” said Tom Rainwater, TransAlta Executive Vice-President Corporate Development and Marketing. “Together TransAlta and EPCOR have almost 200 years of combined expertise in developing, building and operating power generation facilities.”

Using key elements of the successful model EPCOR and TransAlta used to develop and operate the Genesee 3 (G3) power facility, the companies will work together to develop the Keephills 3 facility. Development work in 2006 will include continuing stakeholder consultations, focusing on the regulatory process, defining commercial and financial details, completing preliminary engineering and design work, and establishing contractual arrangements for construction. Assuming that development work proceeds according to plan, required regulatory approvals are obtained and final project approvals are received from the boards of directors of both companies, the facility is expected to be online in 2011.

“The agreement leverages EPCOR’s recent success leading the construction of Genesee 3, and the excellent working relationship with TransAlta,” said EPCOR Executive Vice-President Brian Vaasjo. “Genesee 3 was completed on time, on budget, and with one of the best safety records in the industry. It also affirms our commitment to developments that feature the best available technology economically achievable.”

The Keephills 3 project will use either supercritical boiler technology, which is in operation at G3, or other technology that provides equivalent or superior environmental performance at a comparable cost. Supercritical technology is more efficient and has better environmental performance than conventional coal plants.

The development agreement contemplates that TransAlta and EPCOR would become equal partners in the construction and ownership of the Keephills 3 facility. EPCOR would manage construction and TransAlta would operate the facility. Both parties would independently dispatch and market their share of the unit’s electrical output.

About EPCOR:

EPCOR Utilities Inc. is one of Canada’s top providers of energy and energy-related services and products, providing power and water solutions to customers in Alberta, Ontario, British Columbia and the U.S. Pacific Northwest. Drawing on over 100 years of experience, EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities, and infrastructure.

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EPCOR has been named one of Canada’s Top 100 employers for six consecutive years, and  is a past Overall Winner of the Conference Board of Canada/Spencer Stuart National Award in Governance. EPCOR is headquartered in Edmonton, Alberta. EPCOR’s web-site is www.epcor.ca

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor and Analyst inquiries:

TransAlta

TransAlta

Sneh Seetal

Daniel J. Pigeon

Phone:  (403) 267-7330

Phone: 1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520

EPCOR

EPCOR:

Jay Shukin

Randy Mah

(780) 412-8877

(780) 412-4297 or toll free at: (866)896-4636